FRANK J. HARITON • ATTORNEY - AT - LAW

1065 Dobbs Ferry Road • White Plains • New York 10607 • (Tel) (914) 674-4373 • (Fax) (914) 693-2963 • (e-mail) hariton@sprynet.com

March 8, 2013

Larry Spirgel, Assistant Director

Division of Corporastion Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

ANV Security Group Inc. (the “Issuer”)

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

Response dated October 22, 2012

Form 10-Q A-1 for the Fiscal Quarter Ended June 30, 2012

Filed October 19, 2012

File No. 000-53802

Ladies and Gentlemen:

This letter supplements the Issuer’s prior responses to the staff’s December 27, 2012 letter (the “12/27 Letter”).  The numbered paragraphs below correspond to the numbered paragraphs in the 12/27 Letter.

1.

The contract with Quindao Fu Yuan Tan Tong and the3 VIE have been filed as exhibits to an amended Form 10-Q for the period ended September 30, 2012 (the “9/30/210QA1”).

2.

We have amended the patent disclosures in the 9/30/12/10QA1 in response to the comment.

3.

We have filed the VIE and expanded our discussion of it in the 9/30/1210QA1 in response to the comment.

4.

The comment is noted and has been complied with.

5.

As revealed in the organizational chart included in the 9/30/1210QA1, the companies disposed of were not just subsidiaries of the Issuer, but indirect subsidiaries owned through several issuers.  I have reviewed the applicable Nevada Statutes, with particular attention to NRS 78.120 - Board of directors: General Powers and NRS 78.565 - Sale, lease or exchange of assets: Authority; vote of stockholders.  Clearly this is not a sale of “all” of the Issuer’s assets as described in the statutes.  I believe that the sale of the subsidiaries was allowable under Nevada Law without a shareholder vote under the plain language of the statutes and I have not been able to locate a Nevada case to the contrary. I note that the Delaware Statute refers to shareholder approval for the sale of “all or substantially all” of a corporation’s assets, while in Nevada the operative word is “all”.  No case has decided that the statute should not be taken at its word.  Nevada: Delaware of the West by Jeffery Beck -Deal Lawyers November –December 2011 at fn 19.

6.

Even in Delaware, where the court in Hollingsworth v Hollingsworth International held – as a new ruling – that sales of indirect subsidiaries could require shareholder ratification, the court applied a qualitative as well as a quantitative analysis for determining whether the sold subsidiary represented “substantially all” of the parent’s assets.  Under a qualitative analysis, the sale of assets which are indirect subsidiaries in business decline and which are losing money and have no prospect of becoming profitable would not be considered a sale of substantially all of the assets of the Issuer.

7.

We have added the requested discussion in the 093010QA1.

8.

We have expanded the liquidity section in the 9/30/10QA1 in response the comment.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton

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